Exhibit 12.1

Ratio of earnings to fixed charges

($ in thousands)

		Successor
	Fiscal year ended September 30, 2011	Fiscal year ended September 30, 2010	Fiscal year ended September 30, 2009	February 26 through September 30, 2008	October 1, 2007 through February 25, 2008	2007	2006
Earnings:
Income (loss) before income taxes	(183,859)	(159,416)	(31,976)	(307,004)	29,167	107,032	57,385
Add: Fixed charges (per below)	75,806	64,694	67,654	41,386	330	5,046	7,130
Total earnings / loss	(108,053)	(94,722)	35,678	(265,618)	29,497	112,078	64,515
Fixed charges:
Interest expense	66,701	56,563	59,760	35,486	14	2,870	5,416
Amortization of original issuance discount	1,459	2,046	2,061	1,150	—	—	—
Amortization of deferred debt issuance costs	6,379	4,968	4,969	4,201	—	1,475	1,117
Interest included in rental expense	1,267	1,117	864	549	316	701	597
Total fixed charges	75,806	64,694	67,654	41,386	330	5,046	7,130
Ratio of earnings to fixed charges (1)	(1.43)	(1.46)	0.53	(6.42)	89.49	22.21	9.05

(1)	The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. “Earnings” consist of earnings before income taxes plus fixed charges. Fixed charges include (i) interest expense on borrowings and amortization of capitalized financing costs and debt discount and (ii) a reasonable approximation of the interest factor, which we deemed to be 30%, is included in rental expense. Earnings, as adjusted were not sufficient to cover fixed charges by approximately $183.9 million for the twelve-month period ended September 30, 2011 (($159.4 million and $32.0 million for the fiscal years ended ended September 30, 2010 and 2009 respectively.